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                                 ADAM.COM, INC.
                             1600 RIVEREDGE PARKWAY
                                   SUITE 800
                             ATLANTA, GEORGIA 30328

                                 August 30, 2000

VIA EDGAR
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United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Tony Stanco

           Re: APPLICATION FOR WITHDRAWAL OF REGISTRATION
               STATEMENT ON FORM S-3 (NO. 333-38904)
               ------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), adam.com, Inc., a Georgia corporation (the "Issuer"), hereby makes this application to withdraw the Registration Statement on Form S-3, File No. 333-38904, filed by the Issuer with the Securities and Exchange Commission (the "Commission"), together with Amendment No. 1 and all exhibits thereto (the "Registration Statement"), relating to the proposed public offering of shares of common stock of the Issuer. The Commission has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and none of the common stock under the Registration Statement has been sold by the selling shareholder pursuant to the Registration Statement. The Issuer's grounds for withdrawing the Registration Statement are the recent discussions between the Issuer, the selling shareholder and the Commission relating to the qualification of the transaction contemplated by the Registration Statement as an "equity line" pursuant to the Commissions recent interpretations.

         The undersigned, on behalf of the Issuer pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Issuer to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

                                        Very truly yours,

                                        adam.com, Inc.


                                        By: /s/ ROBERT S. CRAMER
                                            ------------------------------------
                                            Robert S. Cramer, Jr.
                                            Agent for Service of
                                            Registration Statement